

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 30, 2016

Tae Heum Jeong
Chief Financial Officer
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850

Re: Rexahn Pharmaceuticals, Inc.
Form 10-K
Filed March 14, 2016
File No. 001-34079

Dear Mr. Jeong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Collaboration and License Arrangements, page 20

1. Please provide us with proposed disclosure to be included in future filings that includes all material terms for your material collaboration and license agreements. In particular, please disclose the following information for your license agreement with Korea Research Institute of Chemical Technology and your collaboration agreement with Rexgene Biotech Co., Ltd., as appropriate:
   - Scope of intellectual property transferred under the agreements;
   - Duration of the agreement;
   - Termination provisions;
   - Material payment provisions, such as aggregate amounts paid or received to date, future milestone payments to be paid or received, and royalty rates and royalty term.

   Please also file your material collaboration and license agreements as exhibits to your next Exchange Act report.

<u>Intellectual Property, page 20</u>

2.   We note your statement that you hold U.S. and foreign patents for Archexin, RX-3117 and Supinoxin. Please provide us with proposed disclosure regarding your material patents to be included in future filings. Please ensure that the disclosure includes the following:

- the specific product candidate to which the patent relates and the patent expiration date or expected expiration date for patent applications;
- type of patent protection (e.g. composition of matter, use, or process); and
- identification of the applicable jurisdictions where patents are granted or where patent applications are pending.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Tara Keating Brooks at (202) 551-8336 or Erin Jaskot at (202) 551-3442 with any other questions.

                                Sincerely,

                                /s/ Erin K. Jaskot, *for*

                                Suzanne Hayes
                                Assistant Director
                                Office of Healthcare and Insurance